Exhibit 4.2

EXECUTION VERSION

SUPPLEMENTAL INDENTURE ESTABLISHING A SERIES OF NOTES

BOOZ ALLEN HAMILTON INC.

as Issuer

and

the Subsidiary Guarantors from time to time party to the Indenture

and

WILMINGTON TRUST, NATIONAL ASSOCIATION

as Trustee

____

FIRST SUPPLEMENTAL INDENTURE

DATED AS OF AUGUST 24, 2020

____

3.875% Senior Notes Due 2028

FIRST SUPPLEMENTAL INDENTURE, dated as of August 24, 2020 (this “Supplemental Indenture”), among Booz Allen Hamilton Inc. (the “Issuer”), the Subsidiary Guarantors under the Indenture referred to below (the “Subsidiary Guarantors”), and Wilmington Trust, National Association, as Trustee under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, the Issuer, the Subsidiary Guarantors and the Trustee, are party to an Indenture, dated as of August 24, 2020 (as amended, supplemented, waived or otherwise modified, the “Indenture”), relating to the issuance from time to time by the Issuer of Notes;

WHEREAS, Section 9.1(xiv) of the Indenture provides that the Issuer may provide for the issuance of Notes of any series as permitted by Section 2.4 therein;

WHEREAS, in connection with the issuance of the 2028 Notes (as defined herein), the Issuer has duly authorized the execution and delivery of this Supplemental Indenture to establish the forms and terms of the 2028 Notes as hereinafter described; and

WHEREAS, pursuant to Section 9.1 of the Indenture, the parties hereto are authorized to execute and deliver this Supplemental Indenture to amend the Indenture, without the consent of any Holder;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer, the Subsidiary Guarantors and the Trustee mutually covenant and agree for the benefit of the Holders of the Notes as follows:

1.       Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as so defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

2.       Title of Notes. There shall be a series of Notes of the Issuer designated the “3.875% Senior Notes due 2028 (the “2028 Notes”).

3.       Maturity Date. The final Stated Maturity of the 2028 Notes shall be September 1, 2028.

4.       Interest and Interest Rates. Interest on the Outstanding principal amount of the 2028 Notes will accrue at the rate of 3.875% per annum and will be payable semi-annually in arrears on March 1 and September 1 in each year, commencing on March 1, 2021, to Holders of record on the immediately preceding February 15 and August 15, respectively (each such February 15 and August 15, a “Regular Record Date”). Interest on the 2028 Notes will accrue from the most recent date to which interest has been paid or provided for or, if no interest has been paid, from August 24, 2020, except that interest on any Additional 2028 Notes (as defined below) issued on or after the first Interest Payment Date will accrue (or will be deemed to have accrued) from the most recent date to which interest has been paid or duly provided for or, if no interest has been paid on such Additional 2028 Notes, from the Interest Payment Date immediately preceding the date of issuance of such Additional 2028 Notes (or if the date of issuance of such Additional 2028 Notes is an Interest Payment Date, from such date of issuance); provided that if any 2028 Note is surrendered for exchange on or after a record date for an Interest Payment Date that will occur on or after the date of such exchange, interest on such Note received in exchange thereof will accrue from such Interest Payment Date.

5.       No Limitation on Aggregate Principal Amount. The aggregate principal amount of 2028 Notes that may be authenticated and delivered and Outstanding under the Indenture is not limited. The aggregate principal amount of the 2028 Notes shall initially be $700.0 million. Subject to the terms of the Indenture, the Issuer may from time to time, without the consent of the Holders, create and issue Additional Notes having the same terms and conditions as the 2028 Notes in all respects or in all respects except for issue date, issue price and, if applicable, the first date on which interest accrues and the first payment of interest thereon. Additional Notes issued in this manner will be consolidated with, and will form a single series with, the 2028 Notes (any such Additional Notes, “Additional 2028 Notes”), unless otherwise specified for Additional Notes in an applicable Notes Supplemental Indenture, or otherwise designated by the Issuer, as contemplated by Section 2.4 of the Indenture.

6.       Redemption.

(a)    On and after September 1, 2023, the Issuer may redeem the 2028 Notes, at its option, in whole at any time or in part from time to time, upon notice as described in Section 5.4 of the Indenture, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to (but not including) the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on the relevant Interest Payment Date falling prior to or on the Redemption Date), if redeemed during the 12-month period commencing on September 1 of the years set forth below:

Redemption Period	Price
2023	101.938%

2024	100.969%

2025 and thereafter	100.000%

(b)      In addition, at any time prior to September 1, 2023, the Issuer may redeem the 2028 Notes at its option, in whole at any time or in part from time to time, upon notice as described in Section 5.4 of the Indenture, at a redemption price equal to 100.0% of the principal amount of the 2028 Notes redeemed plus the Applicable Premium calculated by the Issuer as of the date of the redemption notice, and accrued and unpaid interest, if any, to (but not including) the applicable Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on the relevant interest payment date falling prior to or on the Redemption Date).

(c)      Notwithstanding the foregoing, at any time and from time to time, upon notice as described in Section 5.4 of the Indenture, on or prior to September 1, 2023, the Issuer may redeem in the aggregate up to 40.0% of the original aggregate principal amount of the 2028 Notes (calculated after giving effect to any issuance of any Additional 2028 Notes, or any other Additional Notes of the same series as the 2028 Notes) with an amount equal to the net cash proceeds of one or more Equity Offerings by the Issuer or any direct or indirect parent of the Issuer, to the extent net cash proceeds thereof are contributed to the common equity capital of the Issuer or used to purchase Capital Stock (other than Disqualified Stock) of the Issuer from it, at a redemption price (expressed as a percentage of the principal amount thereof) equal to 103.875%, plus accrued and unpaid interest, if any, to (but not including) the Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date falling prior to or on the Redemption Date); provided, however, that at least 50.0% of the original aggregate principal amount of the 2028 Notes (calculated after giving effect to any issuance of any Additional 2028 Notes, or any other Additional Notes of the same series as the 2028 Notes) must remain outstanding after each such redemption; and provided, further, that such redemption shall occur within 180 days after the date on which any such Equity Offering is consummated.

(d)       Notwithstanding the foregoing, in connection with any tender for or other offer to purchase 2028 Notes, if Holders of not less than 90.0% in aggregate principal amount of the outstanding 2028 Notes validly tender and do not withdraw such 2028 Notes in such tender or other offer and the Issuer, or any third party making such a tender or other offer in lieu of the Issuer, purchases all of the 2028 Notes validly tendered and not withdrawn by such Holders, all of the Holders of the 2028 Notes will be deemed to have consented to such tender or other offer and accordingly, the Issuer or such third party will have the right upon not less than 10 nor more than 60 days’ prior notice, given not more than 30 days following such purchase date, to redeem all 2028 Notes that remain outstanding following such purchase at a price equal to the price offered to each other Holder in such tender offer plus, to the extent not included in the tender or other offer payment, accrued and unpaid interest, if any, thereon, to, but excluding, the Redemption Date.

“Applicable Premium” means, with respect to any 2028 Note on any applicable Redemption Date, as calculated by the Issuer or on behalf of the Issuer by such Person as the Issuer shall designate (and the Trustee shall have no duty to calculate or verify the calculations of the same), the greater of:

(1)       1.0% of the then outstanding principal amount of the 2028 Note; and

(2)       the excess, if any, of

(a)       the present value at such Redemption Date calculated as of the date of the applicable redemption notice of (i) the redemption price of the Note at September 1, 2023 (such redemption price being that described in clause (a) of this Section 6) plus (ii) all required remaining scheduled interest payments due on the 2028 Note through September 1, 2023 (excluding accrued but unpaid interest to (but not including) the Redemption Date), computed using a discount rate equal to the Treasury Rate plus 50 basis points; over

(b)       the then outstanding principal amount of the 2028 Note.

“Treasury Rate” means, with respect to a Redemption Date, the weekly average yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the date of the applicable redemption notice (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Redemption Date to September 1, 2023, provided, however, that if the period from such Redemption Date to September 1, 2023 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from September 1, 2023 to such Redemption Date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

7.       [Reserved.]

8.       Form. The 2028 Notes shall be issued substantially in the form set forth, or referenced, in Article II of the Indenture and Exhibit A attached to the Indenture, in each case as provided for in Section 2.1 of the Indenture (as such form may be modified in accordance with Section 2.4 of the Indenture).

9.       Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. The Trustee, the Issuer, EACH SUBSIDIARY GUARANTOR, any other obligor upon the Notes, and (by their acceptance of the Notes) the Holders agree to submit to the jurisdiction of any United States Federal or state court located in the Borough of Manhattan, in the city of New York in any action or legal proceeding arising out of or relating to this SUPPLEMENTAL Indenture or the transactions contemplated thereby.

10.       Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture or as to the accuracy of the recitals to this Supplemental Indenture.

11.       Counterparts. The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Supplemental Indenture by telecopier, facsimile or other electronic transmission (i.e. a “.pdf” or “.tif”) shall be effective as delivery of a manually executed counterpart thereof.

12.       Headings. The section headings herein are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

BOOZ ALLEN HAMILTON INC.

By:	/s/ Lloyd W. Howell, Jr.
Name: Lloyd W. Howell, Jr.
Title: Executive Vice President, Chief Financial Officer and Treasurer

SUBSIDIARY GUARANTORS:

EGOV HOLDINGS, INC.

AQUILENT, INC.

By:	/s/ Laura S. Adams
Name: Laura S. Adams
Title: Treasurer

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Barry D. Somrock
Name: Barry D. Somrock
Title: Vice President

[Signature Page to First Supplemental Indenture]